For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Announces Additional High Grade PGM Results for its River Valley Project, Sudbury, Ontario

  High grade PGM* drill results for the Dana North area are;
    2.11 gpt** Pd+Pt+Au*** over 33 metres in hole DN032
    Including 5.17 gpt Pd+Pt+Au over 7 metres
    2.08 gpt Pd+Pt+Au over 54 metres in hole DN033
    2.77 gpt Pd+Pt+Au over 20 metres in hole DN034
    Including 5.72 gpt Pd+Pt+Au over 4 metres
  DN032 intersected mineralization to 385 meters from surface, indicating the presence of mineralization at depths greater than drilled previously
  In the Dana North Zone, the PGM mineralization has relatively consistent, high grade PGM values

*PGM=Platinum Group Metals  **gpt= grams per tonne  ***Pd+Pt+Au= Palladium + Platinum + Gold (aka 3E)

January 10th, 2012, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce assay results for nine more drill holes in the River Valley 2011 Phase I Exploration program on its 100% owned River Valley PGM‐Gold Property, 70 km from Sudbury, Ontario.  The drill holes in the Dana North area continue to intersect high grade PGM mineralization over wide intervals within the breccia unit on the footwall contact of the River Valley Intrusion.

Dana North-Southern Section

Drill holes DN030 through DN033 were collared in southern parts of the Dana North area and focused on infilling gaps in the previous drilling (Figure 1). Holes DN030 and DN031 were drilled to test the shallower parts of the Breccia Zone. DN030 intersected 14.5 metres of 2.9 gpt 3E from 3.5 metres down hole.  These two holes extendeded the PGM mineralization up-dip closer to surface by approximately 40 metres. The PGM mineralization is well exposed at surface and this shallow target represents just one of several important targets that have been identified for drill testing and ultimately extension of the mineral resources to surface.

On the other hand, drill holes DN032 and DN033 were designed to test for the presence of PGM mineralization at depth, thereby expanding the mineralized zone down-dip (Figure 2). Drill Hole DN032 was collared at the same setup as DN033 (Table 2) and drilled to the east to test the deeper extension of the mineralized zone. This hole intersected 33 metres of 2.11 gpt 3E from 325 metres down hole, including 7 metres of 5.2 gpt 3E from 332 metres down hole. The continuity of mineralization in this area was confirmed in hole DN033, which intersected 54 metres of 2.08 gpt 3E from 256 metres down hole, including 12 metres at 3.4 gpt 3E from 267 metres.

In addition hole DN032, the deepest hole drilled in this phase of exploration, tested a second target above the footwall contact. There, DN032 intersected mineralization from 2 metres of 1.3 gpt 3E from 447 metres down hole (383 metres vertical from surface).

News Release, January 10th, 2012	1

Table 1 – High grade assay intervals of DN029 to DN038

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd (opt)	Au (gpt)	Rh (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)
DN030-2011	3.5	18	14.5	47.6	10.3	0.70	0.02	2.10	0.07	0.10	0.008	2.90	0.09	0.04	0.17
Including	6	12	6	19.7	4.2	1.01	0.03	3.23	0.10	0.15	0.012	4.39	0.14	0.04	0.20
DN032-2011	306	320	14	45.9	12.0	0.41	0.01	1.19	0.04	0.06	0.004	1.66	0.05	0.02	0.08
Including	312	314	2	6.6	1.7	0.76	0.02	2.56	0.08	0.08	0.008	3.40	0.11	0.02	0.08
And	325	358	33	108.2	28.3	0.48	0.02	1.54	0.05	0.09	0.004	2.11	0.07	0.02	0.12
Including	332	339	7	23.0	6.0	1.17	0.04	3.82	0.12	0.18	0.011	5.17	0.17	0.04	0.21
DN033-2011	256	310	54	177.1	38.2	0.51	0.02	1.48	0.05	0.09	0.005	2.08	0.07	0.03	0.14
Including	262	274	12	39.4	8.5	0.83	0.03	2.37	0.08	0.15	0.009	3.35	0.11	0.05	0.24
Including	291	295	4	13.1	2.8	0.59	0.02	1.81	0.06	0.11	0.006	2.51	0.08	0.03	0.16
Including	306	309	3	9.8	2.1	0.93	0.03	2.83	0.09	0.13	0.011	3.89	0.13	0.02	0.15
DN034-2011	5	15	10	32.8	7.1	0.59	0.02	1.42	0.05	0.10		2.11	0.07	0.03	0.13
Including	7	10	3	9.8	2.1	0.72	0.02	1.99	0.06	0.13		2.84	0.09	0.03	0.16
And	67	71	4	13.1	2.8	1.00	0.03	2.87	0.09	0.18		4.05	0.13	0.03	0.17
And	219	239	20	65.6	14.1	0.63	0.02	2.03	0.07	0.11		2.77	0.09	0.05	0.20
Including	229	233	4	13.1	2.8	1.26	0.04	4.22	0.14	0.24		5.72	0.18	0.08	0.38
And	281	297	16	52.5	11.3	0.51	0.02	1.47	0.05	0.08		2.06	0.07	0.03	0.15
Including	282	287	5	16.4	3.5	0.82	0.03	2.51	0.08	0.12		3.45	0.11	0.04	0.19
DN035-2011	74	115	41	134.5	29.0	0.41	0.01	1.33	0.04	0.07		1.81	0.06	0.03	0.15
Including	90	102	12	39.4	8.5	0.67	0.02	2.20	0.07	0.12		2.99	0.10	0.47	0.22
And	209	223	14	45.9	9.9	0.75	0.02	2.25	0.07	0.11		3.11	0.10	0.03	0.16
And	249	269	20	65.6	14.1	0.37	0.01	1.11	0.04	0.06		1.54	0.05	0.03	0.12
Including	249	250	1	3.3	0.7	1.45	0.05	4.78	0.15	0.19		6.42	0.21	0.06	0.26
DN038-2011	171	198	27	88.6	19.1	0.42	0.01	1.37	0.04	0.08		1.87	0.06	0.03	0.13
Including	171	175	4	13.1	2.8	0.64	0.02	2.20	0.07	0.11		2.95	0.09	0.03	0.17

News Release, January 10th, 2012	2

Figure1 – 2011 Drill Holes Location Map

Dana North-Northern Section

In order to infill gaps in the drilling and test continuity in the northern part of the Dana North area, five drill holes were drilled in two sections to test approximately 100 metres strike length of the mineralization. Drill holes DN034 through DN036 were collared on section 8+20N (Figure 3) and drilled to the east (Table 2).  Drill holes DN034 and DN035 were designed to test the deeper parts of this section and intersected wide intervals of mineralization. In hole DN034, the entire intersection of the breccia zone was mineralized (Table 1).

Drill Holes DN037 and DN038 were collared on section 8+70N (Figure 4) and drilled to the east. Hole DN038, intersected 27 metres of 1.87 gpt 3E from 171 metres down hole, including 4 metres of 2.95 gpt 3E from 171 metres to 175 metres down hole.

News Release, January 10th, 2012	3

To date, 53 holes have been drilled in three phases (1A-C) for a total of approximately 15,000.  Phases IA and IB and part of Phase IC focused on infill drilling in the areas that required more data. The remainder of Phase 1C focused on identifying new areas of mineralization in the favourable breccia unit, with the ultimate objective of expanding the mineral resources. Data from this resource drilling has been combined with that from approximately 111,000 metres in 590 holes drilled previously up to 2005, and delivered to Wardrop Engineering for a mineral resource update. The resource update will be completed in the first quarter of 2012.

Exploration Drilling

The exploration phase of drilling at River Valley in 2011-2012, is focused primarily on drilling in the interior of the River Valley Intrusion Complex (RVIC) (see Press Release dated December 8th 2011).  Six exploration holes for approximately 1700 metres have been completed in the Dragon and Spade Zone and encountered favourable olivine-bearing gabbronorite units in the RVIC.  Core logging, sampling and assaying is in progress. Assay results are pending for the laboratory.  Drilling is planned to resume shortly on the East Banshee target, which will test one of the new targets identified during a 2011 three-dimensional (3D) IP survey.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Vice President, Exploration for PFN a Qualified Person under the provisions of National Instrument 43-101.

Figure 2 – DN030 through DN033 Cross Section

News Release, January 10th, 2012	4

Figure 3 – DN034 through DN036 Cross Section

Figure 4 – DN037 and DN038 Cross Section

News Release, January 10th, 2012	5

Table 2 –Drill Hole Collar and Depth Information

Drill Hole	Easting (m)	Northing (m)	Azimuth	Dip (m)	Depth (m)
DN030	555395	5172533	45	-45	75
DN031	555413	5172503	45	-40	70
DN032	555238	5172460	90	-59	543
DN033	555239	5172460	90	-45	402
DN034	555125	5172826	90	-45	318
DN035	555158	5172826	90	-45	315
DN036	555187	5172828	90	-45	207
DN037	555098	5172871	90	-45	207
DN038	555136	5172873	90	-45	272

About River Valley Project

On April 20th, 2011 Pacific North West Capital (PFN) announced that it commenced the Phase I of a five million Dollars, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of October 2011, PFN completed more than 13,500 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This zone includes the main mineralized breccia or main zone. The main zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, hosting the current defined resource. The latest mineral resource estimate in accordance with the guidelines set out by NI43‐101 was published in 2006 and the results are summarized as follows:

NI43-101 Compliant 2006 Mineral Resources for River Valley

  Measured Resources:
  7.99 million tonnes grading 1.33 g/t p palladium,  0.44 g/t platinum, 0.08 g/t gold, 0.12% copper and 0.02% nickel using a cut-off grade of 1.00 g/t palladium + platinum (Pd+Pt).
  Indicated Resources:
  11.31 million tonnes grading 1.08 g/t palladium,  0.36 g/t platinum,0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1.00 g/t Pd+Pt.
  Inferred Resources:
  0.88 million tones grading 1.36 g/t palladium,, 0.47 g/t platinum , 0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1.00 g/t Pd+Pt

PFN’s objective for River Valley is to delineate sufficient resources to establish a multi-million tonne open pit PGM mine.

Completion of a new NI43-101 mineral resource estimate is scheduled for the end of first quarter of 2012.

News Release, January 10th, 2012	6

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital Corp. successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

Pacific North West Capital Corp. is well-funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals (defined as “PGM” above), gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $5.4 million in working capital and securities and no debt.

The Company has PGM, gold and base metal projects in BC, Ontario, Saskatchewan and Alaska and continues to acquire additional PGM, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates when these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital Corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital Corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

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